                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*

                     FRENCH FRAGRANCES, INC.
                         (Name of Issuer)

              COMMON STOCK, PAR VALUE $.01 PER SHARE
                  (Title of Class of Securities)

                           357 658 103
                          (CUSIP Number)

              Bedford Capital Financial Corporation
                     c/o Holowesko & Company
                         West Bay Street
               P.O. Box N7776-111  Nassau, Bahamas
                    Attention: Lynn Holowesko
                          (242) 356-2446
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          April 12, 1999
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                CUSIP NO. 357 658 103
                                                      -----------
1   NAME OF REPORT PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bedford Capital Financial Corporation
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ ]
                                                      (b) [ ]
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3   SECURITIES AND EXCHANGE COMMISSION USE ONLY

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4   SOURCE OF FUNDS*

     OO, PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Liberia
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    NUMBER OF                7      SOLE VOTING POWER
     SHARES                         142,410
  BENEFICIALLY               8      SHARED VOTING POWER
    OWNED BY                        ---
      EACH                   9      SOLE DISPOSITIVE POWER
   REPORTING                        142,410
     PERSON                 10      SHARED DISPOSITIVE POWER
      WITH                          ---
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      142,410
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*          [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%
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14  TYPE OF REPORTING PERSON*

      COMPANY
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(*) SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This Amendment No. 4 amends the Statement on Schedule 13D dated April 16, 1996, which was previously amended by Amendment No. 1 to Schedule 13D dated May 28, 1996, Amendment No. 2 to Schedule 13D dated July 3, 1996, and Amendment No. 3 to Schedule 13D dated March 17, 1997, filed on behalf of Bedford Capital Financial Corporation ("BCFC"), a Liberian corporation, Bedford Capital Corporation, a Canadian corporation which until July 1, 1998 was a wholly-owned subsidiary of BCFC, and Richard C. W. Mauran.

Item 1.  SECURITY AND ISSUER

     The class of securities to which this statement relates is the Common Stock, $.01 par value per share ("Common Stock"), of French Fragrances, Inc. (the "Company"). The Company's executive offices are located at 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014.

Item 2.  IDENTITY AND BACKGROUND

     This statement is filed on behalf of BCFC. In May 1998, BCFC ceased conducting fund management and merchant banking activities and converted to a private liquidating trust to allow BCFC to distribute its holdings to its public shareholders. At that time, BCFC ceased having directors and officers and instead became managed by three trustees, one of whom is Richard C. W. Mauran, a director of the Company. BCFC's principal business and office address is c/o Holowesko & Company, West Bay Street, P.O. Box N7776-111, Nassau, Bahamas.

     The names, citizenship, business addresses and principal occupations or employment of each of the trustees of BCFC (the
"Schedule A Persons") are set forth in Annex A hereto, which is incorporated herein by reference.

     During the last five years, neither BCFC nor any of the Schedule A Persons have been convicted in a criminal proceeding. During the last five years, neither BCFC nor any of the Schedule A Persons have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Common Stock (the "Shares") to which this Schedule relates for BCFC include (i) shares of Common Stock, (ii) shares of Common Stock issuable upon the conversion of the Company's Series B Convertible Preferred Stock, $.01 par value per share ("Series B Preferred"), and (iii) shares of Common Stock issuable upon the conversion of the Company's Series C Convertible Preferred Stock, $.01 par value per share ("Series C Preferred"). The shares of Common

Stock to which this Schedule relates in the case of Mr. Mauran also include (i) shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof (the "Options"), and (ii) shares of Common Stock issuable upon the conversion of the Company's 7.5% Subordinated Convertible Debentures due 2006 (the "7.5% Debentures"). The Common Stock, Options and Series B Preferred were acquired pursuant to the merger in November 1995 (the "Merger") of a Florida corporation known as French Fragrances, Inc. ("FFI"), of which BCFC and certain of its former officers and directors and affiliates (collectively, the "BCFC Persons") were shareholders, with and into the Company (which was then known as Suave Shoe Corporation ("Suave")). Following the Merger, Suave, as the surviving corporation, changed its corporate name to "French Fragrances, Inc." Upon the effectiveness of the Merger, all of the shares of capital stock of FFI owned by BCFC and the BCFC Persons were converted into shares of the equivalent capital stock of the Company in accordance with the terms of the Agreement and Plan of Merger, dated as of May 19, 1995, between Suave and FFI (the "Merger Agreement"). In addition, certain options to purchase common stock of FFI held by the BCFC Persons were converted into the Options in accordance with the terms set forth in the Merger Agreement.

     In addition, in March 1996, BCFC and certain of the BCFC Persons acquired shares of the Company's Series C Preferred, which are immediately convertible into shares of Common Stock on a one-for-one basis upon payment of a conversion price of $5.25 per share. In exchange for $3,000,000 of financing (the "Financing"), the Company issued $3,000,000 aggregate principal amount of 8% Secured Subordinated Debentures due 2005, Series II, and 571,429 shares of Series C Preferred.

     In July 1996, certain of the BCFC Persons also acquired 7.5% Debentures, which are immediately convertible into the number of shares of Common Stock corresponding to the principal amount of 7.5% Debentures being converted divided by $7.20. The 7.5% Debentures were issued in exchange (the "Exchange Offer") for the outstanding shares of Series A Preferred Stock, $.01 par value per share, and outstanding principal amount of 12.5% Secured Subordinated Debentures due 2002 of the Company.

Item 4.  PURPOSE OF TRANSACTION

     As described in Item 3 above, the Shares (and the convertible securities to which a portion of the Shares relate) were acquired in connection with the Merger, the Financing and the Exchange Offer and were acquired for investment purposes. On April 12, 1999, pursuant to its plan of liquidation described in Item 2 above, BCFC distributed an aggregate of 320,022 shares of the 397,301 shares of Common Stock it owned to its public shareholders. Further, on the same date, BCFC distributed 32,348 shares of the 33,761 shares of Series B Preferred it owned to its shareholders. In connection with such distributions, entities controlled by Mr. Mauran received an aggregate of 154,419 shares of Common Stock and 16,047 shares of Series B Preferred. BCFC also intends to distribute to its stock option holders or its public shareholders all of the Series C Preferred it owns and the remaining shares of Common Stock and Series B Preferred it owns, or if it still owns any shares on or about May 2001, then BCFC intends to sell those shares. Additionally, the Schedule A Persons may, from time to time, exercise the Options, convert the Series B Preferred, Series C Preferred or the 7.5% Debentures or purchase additional shares of Common Stock, sell or otherwise dispose of shares of Common Stock, Series B Preferred, Series C Preferred or the 7.5% Debentures, make or receive proposals and enter into negotiations with respect to such transactions, or surrender such shares of Common Stock, Series B Preferred, Series C Preferred, such 7.5% Debentures or such other securities of the Company owned by them in connection with any merger, tender offer or other acquisition transaction involving the Company. Such decisions will be based upon the prevailing price or offered price of the Common Stock, the Series B Preferred, the Series C Preferred and the 7.5% Debentures, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Company and other relevant factors.

     Except as set forth herein, neither BCFC nor any of the Schedule A Persons has any present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

     On April 12, 1999, in connection with its plan of liquidation described in Item 2 above, BCFC distributed an aggregate of 320,022 shares of Common Stock and 32,348 shares of Series B Preferred to its public shareholders and, as a result, ceased to be the beneficial owner of more than five percent of the Common Stock. As of the date hereof, BCFC, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 142,410 shares of Common Stock (the "BCFC Shares") (approximately 1.0% of the outstanding Common Stock), which includes (i) 77,279 shares of Common Stock owned by BCFC, (ii) 10,059 shares of Common Stock issuable upon the conversion of Series B Preferred owned by BCFC, and (iii) 55,072 shares of Common Stock issuable upon the conversion of Series C Preferred owned by BCFC. BCFC has sole voting and dispositive power over the BCFC Shares.

    As of the date hereof, Mr. Mauran, one of the Schedule A Persons, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 2,139,964 shares of Common Stock (the "Mauran Shares") (approximately 14.4% of the outstanding Common Stock), which includes (i) 127,768 shares of Common Stock owned by Bed B.V.I. Corp. ("Bed BVI"), a company controlled by Mr. Mauran, (ii) 886,659 shares of Common Stock owned by Euro Credit Investments Limited ("Euro Credit"), a company controlled by Mr. Mauran, (iii) 115,441 shares of Common Stock owned by Devonshire Trust ("Devonshire Trust"), a trust of which Mr. Mauran is a beneficiary, (iv) 6,210 shares of Common

Stock owned by Devonshire Holdings ("Devonshire Holdings"), a trust of which Mr. Mauran is a beneficiary, (v) 95,014 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Bed BVI,
(vi) 489,051 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Euro Credit, (vii) 125,329 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Devonshire Trust, (viii) 4,590 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Devonshire Holdings,
(ix) 108,254 shares of Common Stock issuable upon the conversion of Series C Preferred owned by Euro Credit, (x) 23,264 shares of Common Stock issuable upon the conversion of Series C Preferred owned by Devonshire Trust, (xi) 109,114 shares of Common Stock issuable upon the conversion of 7.5% Debentures held by Mr. Mauran, (xii) 1,850 shares of Common Stock issuable upon the conversion of 7.5% Debentures held by Devonshire Trust, and (xiii) 47,420 shares of Common Stock issuable upon the exercise of Options held by Mr. Mauran. Mr. Mauran, Bed BVI, Euro Credit, Devonshire Trust and Devonshire Holdings, as the case may be, have sole voting and dispositive power over the Mauran Shares. In April 1999, Euro Credit purchased on the open market shares of Common Stock at a price of $5.75 per share in five separate transactions. Specifically, Euro Credit purchased 100 shares, 400 shares, 2,500 shares, 3,300 shares and 500 shares of Common Stock on April 6, 8, 9, 12 and 15, 1999, respectively. Further, in connection with the April 12, 1999 distributions by BCFC, entities controlled by Mr. Mauran received the following securities of the Company: (i) Bed BVI received 127,768 shares of Common Stock and 95,014 shares of Common Stock issuable upon the conversion of Series B Preferred; (ii) Devonshire Trust received 20,441 shares of Common Stock and 14,649 shares of Common Stock issuable upon the conversion of Series B Preferred; and (iii) Devonshire Holdings received 6,210 shares of Common Stock and 4,590 shares of Common Stock issuable upon the conversion of Series B Preferred. All of these shares have been included in the aggregate total of the Mauran Shares.

     As of the date hereof, Lynn Holowesko, one of the Schedule A Persons, by virtue of Rule 13d-3 under the Act, may be deemed to be the beneficial owner of 479 shares of Common Stock (the "Holowesko Shares") (less than 1% of the outstanding Common Stock), which includes 275 shares of Common Stock owned by Seaview Trading ("Seaview"), a company of which Ms. Holowesko is a beneficiary, and an additional 204 shares of Common Stock issuable upon the conversion of Series B Preferred owned by Seaview. Seaview has sole voting and dispositive power over the Holowesko Shares.

     As of the date hereof, Suzanne J. Black, one of the Schedule
A Persons, does not beneficially own any shares of the Common Stock.

     Except as set forth herein, neither BCFC nor any of the Schedule A Persons have effected any transactions in the Company's Common Stock during the past 60 days.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

           None.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS:

           None.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 6, 1999.


                                  BEDFORD CAPITAL FINANCIAL
                                   CORPORATION



                                  By: /s/ Richard C.W. Mauran
                                      -----------------------
                                      Richard C.W. Mauran
                                      Trustee

                            ANNEX A

                          TRUSTEES OF
             BEDFORD CAPITAL FINANCIAL CORPORATION

                                                 PRINCIPAL
                                              OCCUPATION AND
 NAME AND TITLE         CITIZENSHIP         BUSINESS ADDRESS<FN1>
 --------------         -----------         --------------------
 Richard C. W. Mauran   United Kingdom      Private Investor
 Trustee



 Lynn Holowesko         Bahamas             Partner,
 Trustee                                     Holowesko & Company



 Suzanne J. Black       Bahamas             Managing Director,
 Trustee                                     Black & Associates Ltd.

 ----------------

 <FN1> The business address of Mr. Mauran is Scotia Plaza, 40 King
       Street West, Suite 4712, Toronto, Ontario, Canada M5H 3Y2. The business address of Ms. Holowesko and Ms. Black is c/o Holowesko & Company, West Bay Street, P.O. Box N7776-111, Nassau, Bahamas.